Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

APRIL 30, 2021

Message from the NEXGEN Chairman of the Board

Dear Fellow Shareholders,

NexGen Energy Ltd. (“NexGen” or the “Company”) is pleased to invite you to the Annual General Meeting, which will be held at 2:00 pm (Pacific Time) on Thursday, June 10, 2021 at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

However, due to the impacts of the Covid-19 pandemic, governmental recommendations and/or orders for physical distancing, restrictions on group gatherings, non-essential travel and business activities we request that shareholders do not attend the meeting in person. As health and safety is paramount value at NexGen, and to mitigate any risks to stakeholders, employees, partners and community members the Company will hold this year’s meeting by conference call.

The information circular contains important information about business to be conducted at the meeting and provides detailed information on the nominated directors, the appointment of auditors, and the approach to executive compensation.

NexGen’s Board of Directors takes immense pride in delivering long-term benefits for all stakeholders, and focuses on value creation through strategy execution, developing a generational orebody through production, and implementing and managing an elite ESG profile.

The Board serves as a strong foundation to the organization’s corporate governance and endorses the principles of the Company’s corporate governance practices as a fundamental part of the Company’s culture. The strong corporate governance principles aid in the milestone achievements executed by the Leadership team at NexGen and maintain the strong confidence of investors, employees, regulatory agencies and community stakeholders.

We encourage that the materials presented in this package be read and reviewed in advance of the meeting and to take the opportunity to participate in the election process, either in person or by proxy. Your vote is important.

We appreciate your continued support for NexGen and participation in this process.

Sincerely,

Chris McFadden

Chairman of the Board of Directors

Message from the Chief Executive Officer

Since 2011, NexGen has been built on a foundation of resiliency and the corporate strategy has been executed on optimizing and aligning all stakeholder interests at all times. As an executive, the culture is to measure ourselves on what we do as a team to optimize the development and operation of this generational asset for many decades into the future. We measure ourselves quantitatively against our peers and qualitatively through the confidence and certainty in our achievement, all of which has been done to exceed expectations in everything we accomplish.

Through 2020, NexGen continued with the advancement of key strategic objectives focused on the recently released Rook I Feasibility Study incorporating the highest levels of environmental performance, substantially strengthening the Balance Sheet and a resulting 117% share price increase over the year reflecting investor understanding and confidence in NexGen. Organizational growth continued to build throughout the year with the appointment of new qualified personnel to complement the stage of NexGen’s growth and future development.

During the year, Covid-19 became a dynamic issue that disrupted everyday operations while creating continuous challenges to industry, innovation, and workflows. As a global community, we travelled unchartered territory and NexGen’s Leadership team implemented elite health and safety measures to protect NexGen’s team members, their families, partners and vulnerable communities to mitigate the spread of the virus.

In the future, 2020 will be recognized as one of the most definable years in the organization’s history despite the disruption presented by Covid-19. NexGen executed key achievements on all strategic fronts to advance the Rook I Project and optimally deliver benefits for all stakeholders for multiple decades to come.

In 2021, the Company will continue to drive the strategy forward with a focus on delivering optimally irrespective of past successes. Our highly experienced team is committed to Elite Standards in everything we do. The team is implementing the most innovative and advanced technologies in the industry and setting new global standards for environmental mine management and commitment to the social well-being of the communities where we operate.

At a time where market demand is far exceeding supply, NexGen will play a major role in the delivery of clean energy to the world over the next several decades.

Sincerely,

Leigh Curyer

President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Thursday, June 10, 2021 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hasting Street Vancouver, BC, V6E 0C3
CONFERENCE DIAL-IN:	Conference ID: 33931792 Toronto - 416 764 8659 / Vancouver - 778 383 7413 North America Toll Free - 1-888-664-6392 Australia - 1-800- 076-068 Hong Kong - 800-962-712

Please plan to vote in advance of the meeting and do not attend in person

The purposes of the meeting are to:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020 together with the report of the independent auditors thereon;
2.	elect the nine directors of the Company for the ensuing year;
3.	re-appoint KPMG LLP as independent auditor of the Company for the 2021 financial year and to authorize the directors to fix their remuneration;
4.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof;

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific time) on June 8, 2021 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important. We encourage you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 8, 2021.

DATED at Vancouver, British Columbia, this 30th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	7

INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING	7
Solicitation of Proxies	7
Notice-and-Access	7
Appointment of Proxyholders	7
Voting by Proxyholder	8
Registered Shareholders	8
Non-Registered Shareholders	8
Revocation of Proxies	9
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	10
Record Date	10
Shares Outstanding and Principal Holders	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	10
FINANCIAL STATEMENTS	10
ELECTION OF DIRECTORS	11
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	16
Board Response to Low Vote Support at Last Year’s AGM	16

COMPENSATION DISCUSSION AND ANALYSIS	18

INTRODUCTION	19
COMPANY OVERVIEW	19
COMPANY PERFORMANCE	20
Project Development Spend Per Dollar of Executive Salary ($C)(1)	20
2020 Share Price Performance	20
Total Shareholder Return (TSR) vs. CEO Pay	22
COMPENSATION GOVERNANCE	22
The Role of the Compensation Committee	22
Composition of the Compensation Committee	23
Executive Compensation Decision Making Process	23
Independent Compensation Consultant	23
Executive Compensation Philosophy	24
Executive Compensation Objectives	24
Executive Compensation Peer Group and Benchmarking	24
Risk Management	25
Hedging	25
ELEMENTS OF EXECUTIVE COMPENSATION	26
Base Salaries	27
Short-Term Incentive (STI) Awards	27
2020 COMPANY OBJECTIVES	27
Feasibility and Environmental Studies	27
Covid 19 Response	27
Financial	28
Talent Acquisition	28
Community	28
2020 Assessment of Objectives	28
Long-Term Incentive (LTI) Awards	29
2020 Compensation Mix	29
Summary Compensation Table	30
Incentive Plan Awards	31
Termination and Change of Control Benefits	32
Director Compensation	33
Incentive Plan Awards	34

CORPORATE GOVERNANCE		36

DISCLOSURE		37
	Director Independence	37
	Other Directorships	37
	Attendance	38
	Charter of the Board of Directors	39
	Position Descriptions	39
	Orientation and Continuing Education	39
	Ethical Business Conduct	39
	Nomination of Directors	40
	Investor Rights Agreement	40
	Advance Notice Provisions	40
	Majority Voting	41
	Board Committees	41
	Assessments	41
	Term Limits and Diversity	42
	Equity Ownership Guidelines	42
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		42
	Equity Compensation Plan Information	43
	Stock Option Overhang, Dilution and Burn Rates	43
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		43
APPOINTMENT OF AUDITOR		43
OTHER MATTERS		44
ADDITIONAL INFORMATION		44

SCHEDULE A		45

BOARD MANDATE		45
I.	GENERAL	45
II.	CONSTITUTION	45
III.	BOARD CHAIR	45
IV.	COMMITTEES OF THE BOARD	45
V.	MATTERS REQUIRING BOARD APPROVAL	46
VI.	STRATEGIC PLANNING	46
VII.	RISK MANAGEMENT	47
VIII.	FINANCIAL REPORTING AND MANAGEMENT	47
IX.	DIRECTOR COMPENSATION	47
X.	TERM LIMITS FOR DIRECTORS	47
XI.	BOARD AND COMMITTEE EVALUATION	48
XII.	SELECTION OF NEW DIRECTOR CANDIDATES	48
XIII.	DIRECTOR QUALIFICATION STANDARDS	48
XIV.	ORIENTATION AND ONGOING EDUCATION	48
XV.	BOARD OPERATIONS	49
A.	Number of Board Meetings	49
B.	Participation on Committees	49
C.	Conduct of Meetings	49
D.	Agenda for Board and Committee Meetings	49
E.	Materials Distributed in Advance of Meetings	49
F.	Non-Directors at Board Meetings	49
G.	In-Camera Sessions	49
H.	Code of Ethics	49
I.	Stakeholder Communication	50
XVI.	CORPORATE GOVERNANCE	50
XVII.	CODE OF BUSINESS CONDUCT AND ETHICS	50
XVIII.	BOARD MEETINGS	51

2021 ANNUAL GENERAL MEETING OF SHAREhOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Company” or “NexGen”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Thursday, June 10, 2021 at the time and place and for the purposes set forth in the accompanying notice of annual general meeting of shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at April 30, 2021. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

The Company holds approximately 51% of the issued and outstanding common shares of IsoEnergy Ltd. (TSXV: ISO) (“IsoEnergy”). IsoEnergy is a reporting issuer subject to Canadian securities laws, including disclosure regarding compensation of its directors and executive officers. Further information regarding the compensation paid by IsoEnergy and stock options and common shares held by those common directors and officers will be available in its management information circular which will be filed under its profile on www.sedar.com.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with communicating with shareholders. In connection with these services, Laurel Hill is to receive a fee of $40,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

Notice-and-Access

The Company has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as “stratification” in relation to the use of Notice-and- Access Provisions meaning that all shareholders will receive a Notice in accordance with the Notice-and- Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are executive officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 7

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote or withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

A registered shareholder is a person whose common shares are registered in the shareholder’s own name (“Registered Shareholder”). Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific time) on June 8, 2021 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self- administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 8

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such shareholder’s legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal, and deposited at the Company’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

MANAGEMENT INFORMATION CIRCULAR |	PAGE 9

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of NexGen (the “Board”) has fixed April 30, 2021 as the record date, being the date for the determination of the holders of the Company’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of April 30, 2021, there were a total of 470,683,919 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen, except for the following:

Name	Type of Security	Approximate number (and percentage of class) beneficially owned, or controlled or directed, directly or indirectly
Victor Tzar-Kuoi Li and Ka-shing Li(1)	Common Shares	50,231,498 (10.67%)

Note:

(1)	Such common shares are registered to Next Global and Sprinkle Ring (as defined below).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company’s last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2020 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2020 are also available under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.nexgenenergy.ca).

MANAGEMENT INFORMATION CIRCULAR |	PAGE 10

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the election of the nine director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the nine director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Company (does not include common shares or stock options of IsoEnergy for the common directors) beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer(1)
Director since 2013 Not Independent Age: 49

Mr. Curyer has over 20 years’ experience in the resources and corporate sector. Mr. Curyer founded the Company in 2011 and currently serves as the President and Chief Executive Officer. Mr. Curyer was previously the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.). In addition, from 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm.

Mr. Curyer also serves as the Chairman of Iso Energy Ltd.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.

	Board Committees
	Sustainability Committee
	Principal Occupation
	President and Chief Executive Officer of NexGen Energy Ltd.
	Options and Common Shares
	Options	Common Shares
	11,150,000	4,000,000

MANAGEMENT INFORMATION CIRCULAR |	PAGE 11

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Warren Gilman
Director since 2017 Independent Age: 61

Mr. Gilman was appointed as a Director of NexGen on July 21, 2017. He was appointed Chairman and CEO of Queen’s Road Capital Investments Limited in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited. Previously he was Vice Chairman of CIBC World Markets. Mr. Gilman was also previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Mr. Gilman also serves on the Board of Chaarat Gold Holdings Ltd., Aurania Resource Ltd., and Gold Royalty Corp.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory Board of Laurentian University. Mr. Gilman is a resident of Hong Kong, China.

Board Committees
Audit Committee and Sustainability Committee
Principal Occupation
Chairman and CEO of Queen’s Road Capital Investments Limited
Options and Common Shares
	Options	Common Shares
	1,700,000	Nil

Karri Howlett
Director since 2018 Independent Age: 45

Ms. Howlett has over 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. Ms. Howlett currently sits on the Boards of SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) and Saskatchewan Trade Export Partnership.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. An active community member, Ms. Howlett has previously served on the boards of Varsity View Community Association, Skate Saskatoon, and CFA Society of Saskatchewan. In addition, Ms. Howlett has been involved with the University of Saskatchewan’s Edwards School of Business as a lecturer in the Department of Finance, a participant in the Leadership Development Program, and a protégé in the Betty Ann Heggie Womentorship Program. Ms. Howlett is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee (Chair)
Principal Occupation
President, Karri Howlett Consulting Inc.
Options and Common Shares
	Options	Common Shares
	1,450,000	Nil

MANAGEMENT INFORMATION CIRCULAR |	PAGE 12

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Christopher McFadden
Director since 2013 Independent Age: 52

Mr. McFadden is a lawyer with 22 years of experience in exploration and mining. Previously, Mr. McFadden was the President and Chief Executive Officer of NxGold Ltd., and, before that the Manager, Business Development at Newcrest Mining Limited, the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden currently serves on the Board of Iso Energy Ltd.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.

	Board Committees
	Chairman of the Board, Audit Committee and Sustainability Committee
	Principal Occupation
	Corporate Director
	Options and Common Shares
	Options	Common Shares
	2,200,000	615,000

Richard Patricio(2)
Director since 2013 Independent Age: 47

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”). Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Mr. Patricio was previously general counsel for Teknion Corp., a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of Iso Energy Ltd., Sterling Metals Corp., Toro Energy Limited, Sixty Six Capital Inc., and Mindset Pharma Inc.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.

	Board Committees
	Nomination and Governance Committee (Chair); Audit Committee; Compensation Committee (Chair)
	Principal Occupation
	President and Chief Executive Officer of Mega Uranium Ltd.
	Options and Common Shares
	Options	Common Shares
	2,350,000	974,900

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Trevor Thiele
Director since 2013 Independent Age: 63

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting, and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele currently serves on the Board of Iso Energy Ltd.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele is a resident of South Australia, Australia.

Board Committees
Audit Committee (Chair); Compensation Committee; Nomination and Governance Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options	Common Shares
	2,350,000	Nil

Sybil Veenman
Director since 2018 Independent Age: 57

Ms. Veenman has over 20 years of mining industry experience, including as a senior executive and, more recently, as a public company director. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc., and is also Chair of the Board of Directors of the Boost Child & Youth Advocacy Centre in Toronto, a non-profit organization dedicated to providing child and youth services and support.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.

	Board Committees
	Nomination and Governance Committee; Compensation Committee
	Principal Occupation
	Corporate Director
	Options and Common Shares
	Options	Common Shares
	1,450,000	60,000

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Brad Wall(3)
Director since 2019 Not Independent Age: 55

Mr. Wall was the 14th Premier of Saskatchewan; Mr. Wall brings to NexGen’s Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the Province’s finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall is a resident of Saskatchewan, Canada.

Mr. Wall currently serves on the Board of Maxim Power Corp., Whitecap Resources Inc. and Dye & Durham.

	Board Committees
	Nil
	Principal Occupation
	Corporate Director and Consultant
	Options and Common Shares
	Options	Common Shares
	1,450,000	17,100

Don J. Roberts(4)
New Nominee for Director Independent Age: 69

Mr. Roberts has had a lengthy and successful career as a leading financial executive and Chartered Accountant in various countries including Canada, Italy and Hong Kong.

Mr. Roberts retired in 2011 after a 23 year career in Hong Kong as Group Deputy Chief Financial Officer of CK Hutchison Holdings (previously Hutchison Whampoa Limited), a listed conglomerate and Fortune 500 company headquartered in Hong Kong with operations in over 40 countries, including Hong Kong, Mainland China, Canada and throughout Europe. During this career he was responsible for listed company financial reporting, credit rating reviews, and group wide taxation, and actively involved in investor relations, corporate governance, equity and debt capital market activities, corporate restructurings, acquisitions, mergers and joint ventures in various countries around the world. Prior to joining CK Hutchison Holdings, he trained and worked at PricewaterhouseCoopers in their Calgary, Vancouver, Turin - Italy, and Hong Kong offices.

During his career he has been involved in various industries including oil and gas, mining, manufacturing, shipping, container ports, telecommunications, property investment and development, utilities, infrastructure, retail, treasury and investment.

Mr. Roberts currently serves as an Independent Non-executive Director and Chairman or member of the audit committee on a number of listed and private companies including CK Asset Holdings, CK Life Sciences Int'l, HK Electric Investments, all listed in Hong Kong and Queen’s Road Capital Investment, listed on the Toronto exchange.

Mr. Roberts holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Chartered Professional Accounts of Canada.

Board Committees
Nil
Principal Occupation
Corporate Director
Options and Common Shares
	Options	Common Shares
	Nil	Nil

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Notes:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Company.
(2)	In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.
(3)	Mr. Wall is not independent on the basis that he is an executive officer of the consulting company, Flying W Consulting that is engaged by the Company.
(4)	Mr. Roberts is a new nominee nominated pursuant to the Investor Rights Agreement (see “Investor Rights Agreement” on page 41)

For the purposes of this Circular, unless otherwise stated, “independence” has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,
(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or
(b)	is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Board Response to Low Vote Support at Last Year’s AGM

Last year, while all director nominees were successfully elected to the board, Richard Patricio and Warren Gilman received less shareholder support than other directors, though still achieving 73.7% and 77.1% respectively of support from voting shareholders.

Certain shareholders and the proxy advisor ISS expressed concerns about the number of Mr. Patricio’s and Mr. Gilman’s directorships and whether their effectiveness at NexGen would suffer due to such commitments. Proxy Advisor Glass Lewis did not raise the same concerns.

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The Board understands the reasons and concerns regarding over-boarding in general. However, the Board values the knowledge, experience and additional perspective of directors who sit on boards of other publicly traded companies provided they do not interfere with the commitment to NexGen. The Board does not believe the contributions of Mr. Patricio and Mr. Gilman have been adversely impacted by their other commitments. Both Directors have perfect attendance, attending 100% of all board and key committee meetings held in the last fiscal year, are well prepared, and contribute significantly to discussions and deliberations. Their active participation and high-levels of engagement, coupled with their diverse experience and depth of knowledge in the mining industry, render both Messrs. Patricio and Gilman key members of the Board. Further, it should be noted that one of Mr. Patricio’s directorships is with NexGen’s affiliate, ISO Energy, and one of his other directorships directly relates to his employment as President and CEO of Mega Uranium Ltd., serving as its Board representative on Toro Energy Ltd.

Since there is no evidence that their effectiveness as directors of NexGen have suffered from their other commitments the Board and Nomination & Governance Committee are satisfied that their nomination is supported despite the number of directorships appearing to be excessive by some measures.

We will continue to monitor the effectiveness and commitments of all directors and will recommend appropriate action such as resigning other directorships, should any director’s effectiveness decline due to over-boarding or for any other reason.

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COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION	19
COMPANY OVERVIEW	19
COMPANY PERFORMANCE	20
COMPENSATION GOVERNANCE	22
ELEMENTS OF EXECUTIVE COMPENSATION	26
2020 COMPANY OBJECTIVES	27

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Introduction

This section provides information on our executive compensation program for 2020. For 2020, our Named Executive Officers, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

•	Leigh Curyer - President and Chief Executive Officer (President and CEO)
•	Anthony (Tony) George - Chief Project Officer
•	Travis McPherson - Senior Vice President, Corporate Development
•	Troy Boisjoli - Vice President, Operations & Project Development
•	Gillian A. McCombie - Vice President, Human Resources

We refer to our Named Executive Officers as Executives in the Circular.

Company Overview

NexGen Energy Ltd. was founded in 2011 to acquire, discover and develop the world’s next major uranium project in Saskatchewan’s Athabasca Basin. Today, NexGen is a well-funded development company, holding 209,738 hectares of exploration tenements strategically located along the edge of the Athabasca Basin, which includes the wholly-owned world class Arrow Deposit - the largest to be developed uranium deposit in Canada.

NexGen’s team of mining and uranium industry professionals bring together a world of leading-edge experience and expertise across the entire mining life cycle, all backed by a global base of long-term capital. Built on the highest industry standards, NexGen is well positioned to bring the Arrow deposit into production and maintain momentum as the future uranium market leader.

In 2018, NexGen was awarded the PDAC Bill Dennis Award for a Canadian Discovery. The award honours those who have made a significant mineral discovery. In 2019, NexGen was awarded the PDAC Environmental and Social Responsibility Award. This award honours global companies for outstanding leadership in environmental protection and/or good community relations. In 2020, NexGen was recognized by the Cannes Corporate Media & TV Awards with a gold medal for its role in the documentary “Dëne Sųłiné - Our People” which explored the Dëne Sųłiné language in La Loche and the Clearwater River Dene Nation. Also, in 2020, NexGen was awarded the Paragon Award from the Regina Chamber of Commerce recognizing the Company’s community involvement.

NexGen’s mission is to build a long-lasting energy legacy in the interests of all stakeholders. The Company’s ethos is centered in the premise of elite standards in everything the organization does. This translates into a culture of constant evolution and continuous improvement as well as the most efficient use of capital and driving innovation across the industry. That includes the environment and land itself, as well as the people who bring the projects to life. Safe, beneficial, and sustainable development is the only thing the organization will accept.

NexGen is dedicated to both sustainably developing the Arrow project in the most efficient manner and community advancement at the same time, all while safeguarding the environment for generations to come.

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COMPANY PERFORMANCE

Project Development Spend Per Dollar of Executive Salary ($C)(1)

Note:

(1)	Project Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Management Information Circular of Uranium Peer companies.

Since its listing in 2013, NexGen has continuously demonstrated that it leads the sector in the efficient use of capital in terms of the ratio of expenditure incurred on “exploration & development” of its projects relative to named executive officers salaries. Further, the cost per pound of U3O8 discovered for a uranium resource over 100Mlbs is significantly the lowest in history. 2020 saw a temporary reduction in this ratio which was expected due to the stage of the project transitioning from resource definition, technical and environmental studies throughout 2016-2109 into final feasibility and permitting during 2020, plus the temporary suspension of activities due to Covid-19.

2020 Share Price Performance

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Performance Graph

The Company first commenced trading on the TSXV as “Clermont Capital Inc.”, a “capital pool company” within the meaning of Policy 2.4 - Capital Pool Companies (the “CPC Policy”) of the TSXV, on August 29, 2012 under the symbol “XYZ.P”. On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.” On April 22, 2013, the Company’s common shares commenced trading on the TSXV under the symbol “NXE”. As NexGen continued to grow it graduated from the TSXV and commenced trading on TSX on July 15, 2016 under the symbol “NXE”. On May 17th, 2017 NexGen commenced trading on the NYSE American (formerly NYSE MKT) under the symbol “NXE”.

The following graph compares the Company’s cumulative total shareholder return over the five most recently completed financial years ending December 31, 2020. It portrays the five year growth of $100 invested in the common shares of NexGen from December 31, 2015 to December 31, 2020 compared to $100 invested in the S&P/TSX Composite Index, the S&P/TSX Total Return Index, or the S&P/TSX Global Mining Index for the same time period, assuming the reinvestment of all dividends (if applicable).

As indicated by the stock chart above, NexGen outperformed its peers, who are represented by the S&P/TSX Global Mining Index, and it also outperformed the S&P/TSX Composite Index and the S&P/TSX Total Return Index. Over the course of fiscal year 2020 and over the past five years ending Dec 31st, 2020 NexGen Returned ~117% and ~388%, respectively to its shareholders.

	01-Jan-16	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20
NXE	100.0	323.61	454.83	334.72	231.94	487.50
S&P/TSX Composite Index	100.0	118.26	125.39	110.80	132.00	134.86
S&P/TSX Total Return Index	100	121.08	132.09	120.36	147.89	156.17
S&P/TSX Global Mining Index	100.0	141.46	162.25	152.05	184.88	228.36

The Company’s Executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance and other factors. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets.

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Total Shareholder Return (TSR) vs. CEO Pay

The CEO’s pay is in line with the performance of NexGen’s common shares. This helps align management interests with that of shareholders. In every year, over the past five years, CEO pay has moved in the same direction as the annual change in TSR.

COMPENSATION GOVERNANCE

The Board is responsible for overseeing the Company’s compensation program. The Board has however delegated certain oversight responsibilities in this regard to the Company’s Compensation Committee (the “Compensation Committee”) but retains final authority over the Company’s compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to the human resources and compensation issues. The Compensation Committee meets through a combination of formal and informal meetings at least four times per year and holds in-camera sessions, without the presence of management, as needed.

The Compensation Committee consults with management on Executive compensation related to:

•	establishing the Company’s general compensation philosophy and overseeing the development and implementation of the Company’s compensation programs;
•	reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;
•	reviewing and approving compensation, incentive plans, and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and
•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

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Composition of the Compensation Committee

The Compensation Committee is comprised of three (3) independent members of the Board: Richard Patricio (Chair), Trevor Thiele and Sybil Veenman. The Compensation Committee has a written mandate which was approved by the Board in 2018.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of their responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular. In particular, Mr. Patricio and Ms. Veenman are qualified lawyers with extensive experience as officers and directors of mining companies including as members of compensation committees thereof and Mr. Thiele has extensive financial experience. In addition, each of Messrs. Patricio and Thiele have been involved with the Company since inception and hence are intimately familiar with its operations and senior management team. As a result, each of them is qualified to make decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation Decision Making Process

Independent Compensation Consultant

In September 2019, the compensation committee decided to change compensation advisors and engage the services of Global Governance Advisors (“GGA”) as its independent compensation consultant to assist in determining the compensation for our Executives. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In 2019, GGA performed a review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed updated Comparator Group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices, which informed the Company’s compensation design and decisions for 2020.

Due to the comprehensive review completed at the end of 2019, the Company did not engage an independent compensation consultant during 2020. The Company expects to engage the services of an independent compensation advisor in 2021.

A summary of fees paid to our compensation consultant for 2019 and 2020 are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2020	N/A	Nil	Nil
2019	Global Governance Advisors	$60,000	Nil

Under the engagement agreement with GGA, the Compensation Committee Chair approves all work plans and works with management as needed to complete work assignments, but work products are delivered directly to the Compensation Committee chair, with distribution to management as required.

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Executive Compensation Philosophy

Our compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector, but that also have similar scope and growth trajectories.

NexGen provides a market competitive base salary and incentive opportunity that targets within a competitive range of market median with the ability to achieve higher compensation in the case of superior performance.

Each position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

•	Internal and external comparisons
•	Values and culture
•	Long-term interests of our shareholders
•	Recommendations made by independent compensation consultants retained by the Compensation Committee, and
•	Each Executive’s individual performance and contribution towards meeting the Company goals

Executive Compensation Objectives

The goal of Executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven management team and to encourage them to attain and exceed performance expectations.

NexGen’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization’s growth in a sustainable and prudent way.

The following key principals guide the Company’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills, performance are critical to the organization’s success
•	Align employees interests with the strategic visions and business objectives of NexGen
•	Focus employees on the key business factors that affect long-term shareholder value
•	Align compensation with NexGen’s corporate strategy and financial interests as well as the long-term interests of NexGen shareholders through a belief in equity ownership at all levels of the organization.
•	Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies

The Company has recently been increasing the size and changing the composition of its senior management team to reflect the Company’s focus on pre-development activities and is continually assessing its compensation philosophy and practices as the Company grows to development.

Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from our independent compensation advisors when retained from time to time, published compensation surveys, and other market data to identify peer groups for salary comparisons. There is a smaller group of publicly traded, operating, primary uranium mining companies the Compensation Committee evaluates. This group is limited to make appropriate comparisons of exploration and development mining companies that closely align with NexGen. As a result, we have supplemented our primary peer group with other peers we consider appropriate for benchmarking executive compensation and following good governance practices.

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Our peer group selection was based on the following

•	Companies within the same industry segment as NexGen
•	Companies with uranium as a primary metal/mineral
•	Companies with a similar business strategy and scope of operations to NexGen
•	Companies based and primarily operating within North America

The table below summarizes the 2019 and 2020 Peer Group:

Peer Group
Alamos Gold Inc	Largo Resources Limited
Cameco Company	Osisko Mining Inc.
Denison Mines Corp	PolyMet Mining Corp
Energy Fuels Inc	Pretium Resources Inc.
Wesdome Gold Mines Ltd.	Seabridge Gold Inc.
Fission Uranium Corp	Uranium Energy Corp.
Gold Resource Corporation	Ur-Energy Inc.
Ivanhoe Mines Limited

Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of our projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any Executive from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

Key risk-mitigating features in our compensation structure include:

•	Engagement of an independent compensation advisor
•	Annual review of compensation programs
•	Establishing annual Corporate and Individual Performance Objectives
•	Fixed and variable Compensation
•	Short-term and long-term incentives
•	Board discretion
•	Control features and plan governance
•	Appointment of a Human Resources (HR) executive in 2019

Hedging

Pursuant to the Company’s Code of Business Ethics, the Company’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

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ELEMENTS OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2020, compensation of the Company’s executive officers consisted of a base salary, an annual short-term incentive award in the form of a discretionary performance bonus and/or special bonus and a long-term incentive award in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the executive role and/or incumbent.

Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.

Short-Term Incentive Award (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of shareholder value.

STI opportunity for each Executive is set based both with reference to competitive market practice, the seniority of the Executive's position and his or her industry experience. Actual bonus payments can range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements. Each Executive’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.

Long-Term Incentive Award (LTI)	Stock Options & Cash	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of options under the LTI.

Cash award levels payable on the achievement of significant long-term milestones that are determined to be in line with the Company’s strategic outlook and long-term shareholder interests.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an Executive’s total compensation.

Benefits are provided on a broad basis to the Company’s Executives and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

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Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for executives. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Short-Term Incentive (STI) Awards

Short-term incentive awards are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. During the financial year ended December 31, 2020, STI awards were either based on performance over the year (a “Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction or other milestone (a “Special Bonus”).

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2020 was 100% of base salary for the CEO and between 30-50% for all other Executives, with the opportunity to be awarded more based on extraordinary achievements. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee in collaboration with the CEO and HR annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each Executive.

2020 COMPANY OBJECTIVES

2020 was an unprecedented year for our industry, stakeholders, partners and the global community, with the impacts of a global pandemic changing the way corporations, businesses and communities operate and interact. Built on a foundation of resilience, NexGen successfully drove the project forward during this challenging period for our global community and industry, and significantly progressed the corporate strategy for the development of the Rook I Project.

Feasibility and Environmental Studies

NexGen continued its advancement of work programs on the Feasibility Study (“FS”) and Environmental Assessment (“EA”) in line with the Federal and Provincial Health Authorities guidelines. Results from the various work programs were incorporated into the NI43-101 Feasibility Study.

These key achievements and milestones from 2020 meet the Company’s objectives of setting a new elite standard in global mine and environmental management and community advancement, and NexGen is well positioned to advance to the next stage of this exciting project.

Covid 19 Response

During the spring of 2020, NexGen implemented a Community Pandemic Response program to aid the communities of La Loche and Clearwater River Dene Nation (“CRDN”) who were heavily impacted with a Covid-19 outbreak that resulted in town closure. NexGen partnered with the local Chief and Community Leaders to mitigate further transmission and risk with the following measures:

•	implemented a modified Breakfast Program by working with local school administration and grocery stores to ensure over 1,000 students continued to receive healthy and nutritious breakfasts during school closures.
•	Actively supported the community through the employment of local Pandemic Coordinators to assist in key efforts in containing the pandemic and community safety coordination.
•	Partnered with the Saskatchewan Mining Association (“SMA”) to ensure residents of La Loche and CRDN had necessary Personal Protection Equipment (“PPE”) to reduce the spread of Covid-19.

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Financial

A key milestone for NexGen was the US$30 Million Financing and Investor Rights Agreement with Queens Road Capital (“QRC”). QRC is a leading financier to the global resources sector and holds a portfolio of companies that represent elite ESG standards, including NexGen. The partnership with QRC further strengthens NexGen’s commitment to the optimal delivery of the Rook I Project.

Talent Acquisition

In the Summer of 2020, NexGen was pleased to announce the appointment of Anthony (Tony) George as Chief Project Officer. Mr. George is a well-respected and highly regarded mining professional who has extensive experience in project execution through all aspects of the mining life cycle. The addition of Mr. George to the Executive Leadership Team cemented NexGen’s commitment to developing a Canadian energy project that will deliver significant benefits to Canada and the global community.

Community

In addition to pandemic planning, NexGen remained focused on important community initiatives that set the stage for deeper engagement and recognition for the communities where we operate.

•	NexGen continued meaningful and genuine consultation with local communities in the Rook I Project area. The Study Agreements entered into in 2019 enabled NexGen to formally engage with the communities to identify potential impacts to Aboriginal and treat rights and socio-economic interests and to identify potential avoidance and accommodation measures in relation to the Project.
•	NexGen sponsored and produced the documentary Dëne Sųłiné - Our People which explored the Dëne Sųłiné language in La Loche and the Clearwater River Dene Nation and was recognized by the Cannes Corporate Media & TV Awards with a gold medal in 2020
•	NexGen was awarded the Paragon Award from the Regina Chamber of Commerce in recognition for its community involvement.

2020 Assessment of Objectives

During the financial year ended December 31, 2020, the Chairman of the Compensation Committee met with the Chief Executive Officer periodically to discuss Company goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers.

The Compensation Committee made recommendations relating to the compensation of Executives to the Board. Based on these recommendations, the Board made decisions concerning the nature and scope of the compensation to be paid to the Executives. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs.

In 2021 the Compensation Committee established a set of criteria and objectives which will be the basis for the 2021 performance rewards.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Long-Term Incentive (LTI) Awards

Incentive Stock Options

Stock options are used by the Company to provide alignment between long-term share price performance and remuneration for Executives. Recognizing that the Company is at a relatively early stage of development, the reliance on stock option awards can help preserve cash resources which allows the Company greater flexibility in executing its strategy. Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessment of each individual’s performance. Generally, the number of stock options granted to any Executive is a function of the contribution and achievements of the Executive to the business and affairs of the Company, the level of authority and responsibility of the Executive, the number of stock options the Company has already granted to the Executive, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Company’s amended and restated incentive stock option plan and awards are generally considered and made annually following the Company’s annual shareholder meeting and at fiscal year-end. Existing stock options have a five-year term and are exercisable at the price determined by the Board, subject to applicable regulatory requirements at the time of grant.

Long-Term Retention Incentive Program

In 2020 NexGen introduced a Long-Term Retention Cash Based Incentive program.  The program was put in place to retain select executives and technical talent material to the achievement of significant long-term milestones in line with the Company’s strategic outlook and long-term shareholder interests. The rewards are payable on the achievement of specific milestones.

2020 Compensation Mix

In 2020, the Company’s executive compensation program emphasized at risk performance-based compensation. For the CEO, 87% of the overall compensation award is performance based, with 75% of his total compensation being at risk in the form of stock options which are linked to long-term share performance. For the remaining Executives, on average, 70% of the overall compensation is performance based, with 60% of their total compensation being at risk in the form of stock options which are linked to long-term share performance. The pie charts below illustrate the executive compensation mix in 2020.

The CEO held stock options equal to 1.05% of the total common shares outstanding, as of December 31, 2020.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Summary Compensation Table

For the financial year ended December 31, 2020, the Company had five Named Executive Officers: Leigh Curyer, Tony George, Travis McPherson, Troy Boisjoli and Gillian McCombie (collectively, the “Executives”). Mr. George joined the company as Chief Project Officer on June 22, 2020. The following table sets forth the compensation paid to each of the Executives for each of the Company’s three most recently completed financial years (2018, 2019 and 2020).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($) (2)	Long-term incentive plans ($)(3)
Leigh Curyer President, Chief Executive Officer & Director (4)	2020 2019 2018	750,000 695,000 625,000	Nil Nil Nil	4,294,052 2,001,192 3,668,725	708,750 622,500 850,000(7)	Nil Nil Nil	Nil Nil Nil	Nil NilNil	5,752,802 3,826,010 5,040,741
Tony George Chief Project Officer (5)	2020 2019 2018	175,000 N/A N/A	Nil N/A N/A	611,587 N/A N/A	63,875 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	850,462 N/A N/A
Travis McPherson Vice President, Corporate Development	2020 2019 2018	300,000 200,000 175,000	Nil Nil Nil	1,235,954 770,514 970,997	140,250 150,000 185,000(8)	Nil NilNil	Nil Nil Nil	Nil Nil Nil	1,676,204 1,182,404 1,266,828
Troy Boisjoli Vice President, Operations & Project Development	2020 2019 2018	200,000 167,500 160,000	Nil Nil Nil	N/A 103,450 78,084	33,000 49,266 57,500(9)	Nil NilNil	Nil Nil Nil	Nil Nil Nil	233,000 379,374 549,333
Gillian McCombie Vice-President, Human Resources(6)	2020 2019 2018	270,000 163,942 N/A	Nil Nil N/A	337,662 484,608 N/A	114,750 75,000 N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	722,412 501,613 N/A

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 11, 2020 - $1.66; June 12, 2020 - $0.89; December 24, 2019 - $0.82; June 12, 2019 - $1.03; December 31, 2018 - $1.58; June 8, 2018 - $1.92; April 13, 2018 - $1.62.

(2)	Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	The Company has a Long-Term Incentive Retention Program to retain and award key executives. For the financial year referenced, milestones are still in progress and not yet payable.
(4)	Mr. Curyer does not receive any remuneration in his role as a Director of NexGen.
(5)	Mr. George was appointed Chief Project Officer on June 22, 2020. His bonus for 2020 was pro-rated based on his start date
(6)	Ms. McCombie was appointed Vice President, Human Resources on May 6, 2019. Her bonus for 2019 was pro-rated based on her start date.
(7)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($500,000) awarded for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.
(8)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($60,000) awarded for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.
(9)	Represents aggregate bonus amounts paid during 2018 and consists of an annual Performance Bonus ($27,500) awarded for meeting or exceeding pre-determined performance goals and a Special Bonus in respect of the announcement of an updated resource estimate at the Rook I Project and completion of the Pre-feasibility Study. There is no assurance that one or more Special Bonuses will be paid in the future.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2020 for each Executive Officer. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five (5) year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	1,800,000	2.65	23-Jun-21	1,548,000	Nil	Nil
	1,000,000	2.24	15-Dec-21	1,270,000	Nil	Nil
	1,000,000	3.39	14-Dec-22	120,000	Nil	Nil
	1,500,000	2.85	8-Jun-23	990,000	Nil	Nil
	500,000	2.41	31-Dec-23	550,000	Nil	Nil
	750,000	1.92	12-Jun-24	1,192,500	Nil	Nil
	1,500,000	1.59	24-Dec-24	2,880,000	Nil	Nil
	1,100,000	1.80	12-Jun-25	1,881,000	Nil	Nil
	2,000,000	3.24	11-Dec-25	540,000	Nil	Nil
Tony George	500,000	1.80	12-Jun-25	855,000	Nil	Nil
	100,000	3.24	11-Dec-25	27,000	Nil	Nil
Travis McPherson	250,000	2.65	23-Jun-21	215,000	Nil	Nil
	300,000	2.24	15-Dec-21	381,000	Nil	Nil
	300,000	3.39	14-Dec-22	36,000	Nil	Nil
	300,000	2.85	8-Jun-23	198,000	Nil	Nil
	250,000	2.41	31-Dec-23	275,000	Nil	Nil
	350,000	1.92	12-Jun-24	556,500	Nil	Nil
	500,000	1.59	24-Dec-24	960,000	Nil	Nil
	550,000	1.80	12-Jun-25	940,500	Nil	Nil
	450,000	3.24	11-Dec-25	121,500	Nil	Nil
Troy Boisjoli	500,000	2.65	23-Jun-21	430,000	Nil	Nil
	200,000	2.24	15-Dec-21	254,000	Nil	Nil
	200,000	3.39	14-Dec-22	24,000	Nil	Nil
	50,000	2.41	31-Dec-23	55,000	Nil	Nil
	100,000	1.92	12-Jun-24	159,000	Nil	Nil
Gillian McCombie	350,000	1.92	12-Jun-24	556,500	Nil	Nil
	150,000	1.59	24-Dec-24	288,000	Nil	Nil
	100,000	1.80	12-Jun-25	171,000	Nil	Nil
	150,000	3.24	11-Dec-25	40,500	Nil	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2020 closing price of the common shares on the TSX of $3.51 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2020, the following incentive plan awards vested or were earned for the Executive Officers:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	1,148,334	Nil	708,750
Tony George	Nil	Nil	63,875(2)
Travis McPherson	413,334	Nil	140,250
Troy Boisjoli	18,334	Nil	33,000
Gillian McCombie	96,500	Nil	114,750

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Mr. George was appointed Chief Project Officer on June 21, 2020. His bonus for 2020 was pro-rated based on his start date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options and long-term retention incentive program in the form of cash payments based off milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Executive is terminated without cause, resigns, or resigns with good reason.

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between three (3) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). Those executives eligible for the long- term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2020, are as follows.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1) President & Chief Executive Officer	Termination Without Cause Change of Control	2,400,000 9,800,000
Tony George (2) Chief Project Officer	Termination Without Cause Change of Control	238,875 358,313
Travis McPherson (3) Senior Vice President, Corporate Development	Termination Without Cause Change of Control	485,000 2,170,000
Troy Boisjoli (4) Vice President, Operations & Project Development	Termination Without Cause Change of Control	50,000 100,000
Gillian McCombie (5) Vice-President, Human Resources	Termination Without Cause Change of Control	384,750 924,750

Notes:

(1)	Mr. Curyer holds an aggregate of 11,150,000 stock options, having an aggregate in-the-money value, as of December 31, 2020, of $10,971,500. Mr. Curyer’s Change of Control benefit includes the LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(2)	Mr. George holds an aggregate of 600,000 stock options, having an aggregate in-the-money value, as of December 31, 2020, of $882,000
(3)	Mr. McPherson holds an aggregate of 3,250,000 stock options, having an aggregate in-the-money value, as of December 31, 2020, of $3,683,500. Mr. McPherson’s Change of Control benefit include a LTI retention incentive payable for specific milestones achieved over a stipulated long-term sliding scale timeline.
(4)	Mr. Boisjoli holds an aggregate of 1,050,000 stock options, having an aggregate in-the-money value, as of December 31, 2020, of 922,000.
(5)	Ms. McCombie holds an aggregate of 750,000stock options, having an aggregate in-the-money value, as of December 31, 2020, of $1,056,000. Ms. McCombie’s Change of Control benefit include a LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each director, namely Warren Gilman, Karri Howlett, Christopher McFadden, Brad Wall, Richard Patricio, Trevor Thiele and Sybil Veenman during the year ended December 31, 2020. Director fees were comprised of an annual retainer for serving on the Board and Board Committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	70,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nomination and Governance Committee Chair	5,000
Sustainability Committee Chair	5,000

In addition to the annualized fees disclosed in the table above, each non-executive director was granted Options, under NexGen’s Stock Option Plan. The value of these grants for 2020 is provided in the table below. The board also adopted a Director Share Ownership Guideline and the details are set out under Share Ownership Guideline.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2020.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2020 is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Company.

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Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Warren Gilman	70,000	Nil	637,092	Nil	Nil	Nil	697,092
Karri Howlett	75,000	Nil	637,092	Nil	Nil	Nil	702,092
Christopher McFadden	90,000	Nil	637,092	Nil	Nil	Nil	727,092
Richard Patricio	90,000	Nil	637,092	Nil	Nil	Nil	717,092
Trevor Thiele	90,000	Nil	637,092	Nil	Nil	Nil	717,092
Sybil Veenman	70,000	Nil	637,092	Nil	Nil	Nil	697,092
Brad Wall	70,000	Nil	637,092	Nil	Nil	Nil	697,092

Note:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates: December 11, 2020 - $1.66; June 12, 2020 - $0.89

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2020 for each of the Company’s directors. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	350,000	2.65	23-Jun-21	301,000	Nil	Nil
	250,000	2.24	15-Dec-21	317,500	Nil	Nil
	250,000	3.39	14-Dec-22	30,000	Nil	Nil
	300,000	2.85	08-Jun-23	198,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	100,000	1.59	24-Dec-24	192,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil
Warren Gilman	250,000	3.39	14-Dec-22	30,000	Nil	Nil
	300,000	2.85	08-Jun-23	198,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	200,000	1.59	24-Dec-24	384,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil
Richard Patricio	350,000	2.65	23-Jun-21	301,000	Nil	Nil
	250,000	2.24	15-Dec-21	317,500	Nil	Nil
	250,000	3.39	14-Dec-22	30,000	Nil	Nil
	450,000	2.85	08-Jun-23	297,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	100,000	1.59	24-Dec-24	192,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Trevor Thiele	350,000	2.65	23-Jun-21	301,000	Nil	Nil
	250,000	2.24	15-Dec-21	317,500	Nil	Nil
	250,000	3.39	14-Dec-22	30,000	Nil	Nil
	450,000	2.85	08-Jun-23	297,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	100,000	1.59	24-Dec-24	192,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil
Karri Howlett	300,000	2.49	21-Aug-23	306,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	200,000	1.59	24-Dec-24	384,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil
Sybil Veenman	300,000	2.49	21-Aug-23	306,000	Nil	Nil
	200,000	2.41	31-Dec-23	220,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	200,000	1.59	24-Dec-24	384,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil
Brad Wall	500,000	2.27	21-Mar-24	620,000	Nil	Nil
	250,000	1.92	12-Jun-24	397,500	Nil	Nil
	200,000	1.59	24-Dec-24	384,000	Nil	Nil
	250,000	1.80	12-Jun-25	427,500	Nil	Nil
	250,000	3.24	11-Dec-25	67,500	Nil	Nil

Note:

(1)	The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2020, which was $3.51, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2020, the following incentive plan awards vested or were earned for the directors:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	137,666	Nil	Nil
Warren Gilman	202,001	Nil	Nil
Richard Patricio	137,666	Nil	Nil
Trevor Thiele	137,666	Nil	Nil
Karri Howlett	202,001	Nil	Nil
Sybil Veenman	202,001	Nil	Nil
Brad Wall	128,667	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

CORPORATE GOVERNANCE

DISCLOSURE	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	42
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	43
APPOINTMENT OF AUDITOR	43
OTHER MATTERS	44
ADDITIONAL INFORMATION	44

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DISCLOSURE

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date of this Circular, the Board consists of eight individuals, six of whom are independent. If the Board remains at eight members and all of management’s nominees are elected as directors at the Meeting, the Board will consist of eight individuals, six of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are: Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele and Sybil Veenman.

Mr. McFadden has been appointed as the Chairman of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally.

Messrs. Curyer and Wall are not independent for the purposes of the Disclosure Instrument. Mr. Curyer is the Company’s President and Chief Executive Officer, and Mr. Wall’s consulting company, Flying W Consulting is engaged in work on behalf of the Company.

In-camera sessions of the independent directors are scheduled for the conclusion of each meeting of the Board. Additional meetings for the independent directors are held as considered necessary. Moreover, the independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee and the Audit Committee. During the financial year ended December 31, 2020, no meetings of the independent directors were convened.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Warren Gilman	Chaarat Gold Holdings Limited Aurania Resources Ltd. Queen’s Road Capital Investment Ltd. Gold Royalty Corp.
Karri Howlett	Nil
Christopher McFadden	IsoEnergy Ltd. (1)
Richard Patricio	IsoEnergy Ltd. (1) (2) Sterling Metals Corp. Sixty Six Capital Inc. Mindset Pharma Inc. Toro Energy Limited (2)
Trevor Thiele	IsoEnergy Ltd. (1)

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Name of Director	Reporting Issuer(s) or Equivalent(s)
Sybil Veenman	Royal Gold Inc. Major Drilling Group International Inc.
Brad Wall	Whitecap Resources Inc. Maxim Power Corp Dye & Durham
Don Roberts	Queen’s Road Capital Investment Ltd. CK Asset Holdings CK Life Sciences Int'l HK Electric Investments

Notes:

(1)	NexGen holds approximately 51% of the outstanding common shares of IsoEnergy. Accordingly, IsoEnergy is an affiliate of NexGen.
(2)	Mr. Patricio sits on the board of Toro Energy Ltd. In his capacity as President and CEO of Mega Uranium Ltd. and IsoEnergy Limited in his capacity as a director of NexGen., of which Mega Uranium Ltd. Is also a shareholder. He has three other directorships which are distinct from his principal occupation.

Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by directors. The Board and its committees held the following number of meetings in the financial year ended December 31, 2020:

Year Ended December 31, 2020
Board	4
Audit Committee	4
Compensation Committee	4 (1)
Nomination and Governance Committee	2 (1)
Sustainability Committee	3

Note:

(1)	Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings through- out the year.

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Nomination and Governance Committee Meetings Attended	Sustainability Committee
Leigh Curyer	4 of 4	N/A	N/A	N/A	3 of 3
Warren Gilman	4 of 4	4 of 4	N/A	N/A	3 of 3
Karri Howlett	4 of 4	N/A	N/A	N/A	3 of 3
Christopher McFadden	4 of 4	4 of 4	N/A	N/A	3 of 3
Richard Patricio	4 of 4	4 of 4	4 of 4	2 of 2	N/A
Trevor Thiele	4 of 4	4 of 4	4 of 4	2 of 2	N/A
Sybil Veenman	4 of 4	N/A	4 of 4	2 of 2	N/A
Brad Wall	4 of 4	N/A	N/A	N/A	N/A

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Charter of the Board of Directors

The Board is responsible for the overall stewardship of the Company. The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board, and the Chairman of the Board, all as more particularly described in the Charter of the Board of Directors (the “Charter”) attached to this Circular as Schedule A.

Position Descriptions

The Board has adopted a written position description for the roles of the Chairman of the Board and the CEO. The Chairman of the Board’s role is set out in the Charter as being responsible for the management, development and effective performance of the Board and ensuring the Board fulfils its duties as required by law and as set forth in the Charter.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. The CEO is expected to report to the Board on a regular basis concerning the Company’s progress towards its goals, strategies and objectives.

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee however delineates the role and responsibilities of each committee chair.

Orientation and Continuing Education

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com and it is on the website at www.nexgenenergy.ca.

The Company’s Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has adopted a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding accounting or auditing matters without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law. To ensure a consistent process for addressing actual and potential conflicts of interest, the Company has adopted a policy governing conflicts of interest and related party transactions which prescribes a formal procedure and internal reporting process for addressing potential conflicts in a timely fashion.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Nomination of Directors

The Nomination and Governance Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board.

The Nomination and Governance Committee establishes criteria for Board membership and composition and makes recommendations to the Board thereon. The Nomination and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for director succession. In that regard, the Nomination and Governance Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Nomination and Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Investor Rights Agreement

In accordance with the terms of the Investor Rights Agreement between CEF Holding Limited (“CEF”), CEF (Capital Markets) Limited (“CEFCM”), Next Global Holdings Limited (“Next Global”), Sprinkle Ring Investment Limited (“Sprinkle Ring”, and together with CEFCM and Next Global, the “Investors”) and NexGen, CEF has, among other rights, certain rights to nominate an individual for election to the Board on behalf of the Investors. Under the Investor Rights Agreement, CEF is entitled to nominate for election one member of the Board (the “CEF Nominee”) for so long as the percentage of outstanding common shares of the Company beneficially owned directly or indirectly by CEF and the Investors, collectively, is more than 15% (on a partially-diluted basis) of the Company’s issued and outstanding common shares. The CEF Nominee may be a director, officer or employee of CEF or its affiliates, or another person, at CEF’s discretion. The Company currently has eight directors, but will be expanding the Board to nine directors with the appointment of Mr. Don Roberts as the CEF Nominee.

Advance Notice Provisions

On May 21, 2015, shareholders approved an amendment to the Company’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Advance Notice Provisions also set forth the information that a shareholder must include in the notice to the Company. See the Company’s amended articles which are available under the Company’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth above under “Business to be Transacted at the Meeting - Election of Directors”.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Majority Voting

The Company has adopted a majority voting policy which requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will make a determination as to whether or not to accept the tendered resignation and make a recommendation to the Board thereon. The Board, in turn, will determine whether or not to accept the tendered resignation within 90 days of the shareholder meeting. The Nomination and Governance Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Board Committees

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Nomination and Governance Committee; and (iv) Sustainability Committee. The Board has adopted a written charter for each of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Sustainability Committee. From time to time, the Board also appoints ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established.

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated March 19, 2021 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2020.

The AIF is available for review by the public on the SEDAR website located at www.sedar.com under the Company’s profile and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

Assessments

In 2015, the Nomination and Governance Committee established a formal process for assessing the effectiveness of the Board as a whole, its committees and individual directors. As part of this process, directors completed a questionnaire which provided for quantitative and qualitative ratings of their and the Board’s performance in key areas and provided subjective comment in each of those areas.

The Chair of the Nomination and Governance Committee reviewed the results of the self-assessment process, identified areas requiring follow-up and reported to the Board on the results of the assessment process. Action plans to follow-up on specific issues are monitored by the Nomination and Governance Committee.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by woman in board matters and in executive positions. The Company looks to recruit and select candidates for the Board and for management positions that represent both gender diversity and business understanding and experience and has not yet adopted formal policies or targets on either term limits or diversity.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, experience and background, and the Board believes that it currently focuses on hiring the best quality individuals for the position, while also encouraging diversity on the Board and in executive officer positions. The Company has not set a targeted number or percentage of female representation on its Board or for executive officer positions; however, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Company's support for diversity is already strongly ingrained in NexGen’s culture and values. In searches for new directors or officers, the Board is committed to conducting a search for suitable candidates and will consider the level of female representation and diversity within its leadership ranks in its search process.

Subject to the terms of the Investor Rights Agreement, the Nomination and Governance Committee identifies those candidates to the Board and management of the Company that possess the skills and greatest ability to strengthen the Board and management. The Nomination and Governance Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Formal targets regarding females on the Board or in executive officer positions have not been deemed necessary in light of the Company's current culture and commitment to diversity. The Company will continue to review, assess and develop ways to promote females within the Company, ensuring that females continue to advance and hold leadership roles in NexGen.

In considering the recently adopted CSA Guidelines, the Nomination and Governance Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company. The Company is committed to nominating the best individuals to fulfil director roles and executive officer positions.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen’s leadership with those of the Shareholders. In 2019, the Board approved Director Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company (“Participants”). The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each Participant within five (5) years after first becoming subject to these ownership requirements or after being appointed as a director. Once the Participant’s level of equity ownership satisfies the applicable minimum ownership requirements pursuant to these guidelines, Participants are expected to maintain such minimum ownership levels for as long as the Participant is subject to the Equity Ownership Guidelines.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year, being December 31, 2020, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Equity Compensation Plan Information

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders(1)	36,473,162	2.47	39,892,879
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	36,473,162		39,892,879

Notes:

(1)	Refers to stock options to purchase securities of the Company pursuant to the Option Plan.
(2)	The maximum number of shares that may be reserved for issuance under the Option Plan at any time is 20% of the Company’s issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2020		2019		2018
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	39,892,879	10.45%	35,432,619	9.84%	34,010,264	9.68%
Dilution (2)	36,473,162	9.55%	36,617,495	10.16%	36,237,148	10.32%
Burn Rate (3)	9,555,000	2.58%	9,438,679	2.66%	9,045,482	2.62%

Notes:

(1)	The total number of Common Shares reserved for issuance to employees, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(2)	The total number of Options outstanding expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(3)	The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing this Circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

Financial information relating to the Company is provided in the Company’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2020. Shareholders may download the Financial Statements and the MD&A from SEDAR (www.sedar.com) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
Leigh Curyer
President & Chief Executive Officer
Vancouver, British Columbia April 30, 2021

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SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the "Board") has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the "Company") and all entities controlled by the Company other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, "NexGen") in the best interests of the holders of Company's shares (the "Shareholders"). A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Company reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Company by resolution.

II.	CONSTITUTION

A majority of the Board shall be composed of directors who are independent in accordance with applicable securities law, stock exchange requirements and other applicable law. The Board shall propose the list of nominees for individual election as directors of the Company to be put before the annual meeting of Shareholders of the Company.

III.	BOARD CHAIR

The Board will appoint a chair (the "Board Chair"), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Company. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the "CEO") to ensure that the Company fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public. The Board has approved and will periodically review the position description for the Board Chair.

IV.	COMMITTEES OF THE BOARD

The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it appoints from time to time):

(a)	Audit Committee;
(b)	Compensation Committee;
(c)	Nomination and Governance Committee; and
(d)	Sustainability Committee.

Each committee will function according to a written charter, approved by the Board. The Board will review and assess the adequacy of the committee charters on an annual basis.

BOARD MANDATE |	PAGE 45

V.	MATTERS REQUIRING BOARD APPROVAL

Certain responsibilities of the Board are sufficiently important to warrant the attention of the Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including, other than as required by law:

(a)	submitting to Shareholders any matter requiring their approval;
(b)	filling vacancies among the directors or appointing additional directors;
(c)	approving borrowing and hedging;
(d)	authorizing NexGen to issue debt or equity securities, declare dividends, or purchasing the Company's own shares;
(e)	approving prospectuses, if any;
(f)	approving continuous disclosure documents which are "core" documents including annual and interim financial statements, the related management's discussion and analysis and press releases related thereto, the annual information form, and management information circulars;
(g)	adopting or amending articles;
(h)	establishing a process to adequately provide for management succession and, from time to time, reviewing succession plans;
(i)	maintaining an understanding of the boundaries between the respective responsibilities of the Board and management and establishing limits on the authority delegated to management;
(j)	directing management to implement systems that are designed to ensure that NexGen operates within applicable laws and regulations, and to the highest ethical and moral standards;
(k)	satisfying itself as to the business and professional integrity of the CEO and other senior executives, as well as the CEO's leadership in the creation of a culture of integrity throughout the Company; and
(l)	with the assistance of reports and/or recommendations of the Compensation Committee:
(i)	appointing and confirming the remuneration of the CEO and appointing and approving the remuneration of other senior executives comprising the senior management team, and providing them with advice and counsel in the execution of their duties;
(ii)	monitoring and evaluating the performance of the CEO and other senior executives;
(iii)	approving employment agreements, severance arrangements and change in control agreements and provisions relating to senior executives; and
(iv)	approving adoption of equity compensation plans, stock option grants and short-term and long- term incentive plan criteria, targets and awards.
VI.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.

BOARD MANDATE |	PAGE 46

VII.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Company and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and
(c)	review insurance coverage annually.
VIII.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.
IX.	DIRECTOR COMPENSATION

The Board members should be compensated in a form and amount that is appropriate and which is customary for comparative organizations, having regard to such matters as time commitment, responsibility and trends in director compensation. The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors' compensation, including compensation of the Board Chair and committee chairs, to confirm that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director. Management directors will not receive additional compensation for Board service.

To more closely align the interests of directors and the Shareholders, the directors will be eligible to participate in NexGen's stock option plan (the "Option Plan") under which directors are eligible to receive stock options.

X.	TERM LIMITS FOR DIRECTORS

The Board has determined that fixed term limits for directors should not be established and that Board renewal is the primary focus. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

BOARD MANDATE |	PAGE 47

XI.	BOARD AND COMMITTEE EVALUATION

The Board Chair will facilitate an annual assessment of the overall performance and effectiveness of the Board. The Chairman will report on such assessments to the Board. The Board, in conjunction with the Nomination and Governance Committee, will be responsible for establishing the evaluation criteria and implementing the process for such evaluations. If requested, each director will complete a board effectiveness questionnaire assessing:

(a)	the Board's performance in specified categories such as fiduciary oversight, Board governance and process, strategic planning and business decisions, and financial matters; and
(b)	the performance of each committee of the Board in light of such committee's mandate.

The Board will, after receiving the oral or written report of the Board Chair, meet to discuss the results. The objective of the assessments is to maintain the continued effectiveness of the Board as a whole, each committee, and each individual Board member (including the Board Chair), in the execution of their responsibilities and to contribute to a process of continuing improvement.

XII.	SELECTION OF NEW DIRECTOR CANDIDATES

The Board will approve a list of nominees for independent election at the annual meeting of Shareholders who have been nominated by the Nomination and Governance Committee. Prior to approving or recommending to the Shareholders that the Shareholders elect a new nominee to the Board, the Board will consider the competencies and skills necessary for the Board, as a whole, the competencies and skills of each existing director, and the competencies and skills the new nominee will bring to the Board. The Board will also consider the appropriate size of the Board, with a view to facilitating effective decision-making, and the importance of having diversity on the Board, while ensuring the necessary skills and competencies required as a whole, and will take this into account in considering new nominees.

Directors are encouraged to identify potential candidates to the Nomination and Governance Committee. An invitation to stand as a nominee for election to the Board will be made to a candidate by the Board through the Board Chair or the Board Chair's delegate.

XIII.	DIRECTOR QUALIFICATION STANDARDS

The Company's objective is to select individuals with education, experience and skills necessary to assist management in the operation of the business. Because the experiences and advice of those businesses facing similar issues is of particular value, current and former senior officers of other major corporations are desirable nominees.

The role of selecting an individual to become a director belongs to the Nomination and Governance Committee, who will consider the education, business, governmental and civic experience, communication and interpersonal skills, the diversity of the existing board and the background of the potential candidate, as well as any other matters which are relevant to the Company's objectives. Selections made by the Nomination and Governance Committee are subject to Board approval.

This review will take into account the desirability of maintaining a reasonable diversity of personal characteristics such as age, gender, geographic residence and origin. However, all directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Shareholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment, outstanding ability in their individual fields of expertise and a willingness to devote necessary time to Board matters.

XIV.	ORIENTATION AND ONGOING EDUCATION

The Board shall approve, as required, a director orientation and ongoing education plan presented by the Nomination and Governance Committee which provides that directors have the requisite skills, knowledge and understanding to fulfill their duties as directors. A director's manual, which is updated on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. The Board is briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

BOARD MANDATE |	PAGE 48

The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. Briefings on strategic issues are conducted as appropriate, and typically include reviews of the competitive environment, the Company's performance relative to peers, and any other developments that could materially affect the Company's business. Such briefings may be supplemented by participation by third party consultants, such as financial advisors, and outside legal counsel.

XV.	BOARD OPERATIONS
A.	Number of Board Meetings

The Board shall meet quarterly, or more frequently as needed for the directors to diligently discharge their responsibilities.

B.	Participation on Committees

All members of the Audit Committee, all members of the Compensation Committee, and all members of the Nomination and Governance Committee must be independent, subject only to the Board claiming an available exemption under applicable securities laws and stock exchange requirements. The majority of the members of other committees must be independent directors. The Board will endeavour to limit a director's participation to three (3) committees in order to enable the director to give proper attention to each committee, as well as to the Board.

C.	Conduct of Meetings

Board and committee meetings shall be conducted in a manner which facilitate open communication, meaningful participation and timely resolution of issues.

D.	Agenda for Board and Committee Meetings

The Board Chair and the CEO shall propose an agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. The chair of each committee of the Board in consultation with committee members and appropriate members of management shall develop agendas for committee meetings.

E.	Materials Distributed in Advance of Meetings

Meeting materials will be distributed to members of the Board before each Board meeting, in sufficient time to ensure adequate opportunity for review. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.

F.	Non-Directors at Board Meetings

The Board believes there is value in having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Attendance by senior management will be determined by the CEO with the concurrence of the Board Chair. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.

G.	In-Camera Sessions

The independent directors will hold in-camera sessions in conjunction with every regular meeting of the Board, at which non-independent directors and members of management are not in attendance.

H.	Code of Ethics

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for the Company, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

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I.	Stakeholder Communication

The Board will:

(a)	confirm that management has established a system for effective corporate communications including disclosure controls and processes for consistent, transparent, regular and timely public disclosure;
(b)	approve the adoption of a Disclosure Policy, relating to, among other matters, the confidentiality of the Company's business information and the timely reporting of developments that have a significant and material impact on the value of the Company.
XVI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for developing the Company's approach to corporate governance. The Board will:

(a)	establish an appropriate system of corporate governance including practices to permit the Board to function independently of management;
(b)	establish committees and approve their respective charters and the limits of authority delegated to each committee;
(c)	establish written Terms of Reference for directors, that describe and communicate performance expectations of a director and provide a benchmark for developing an approach to individual director assessment and evaluation;
(d)	require directors to obtain approval prior to serving on the board of directors of other publicly traded companies;
(e)	review on an annual basis whether any two or more directors serve together on the board of another publicly-traded entity and whether the composition of the Board needs to be changed to eliminate these interlocks;
(f)	approve the nomination of directors, giving consideration to the competencies and skills each new nominee will bring to the boardroom relative to the competencies and skills of existing directors and of the board as a whole;
(g)	review the adequacy and form of directors' compensation, including compensation to committee chairs, to ensure that it is competitive with companies that are similarly situated and realistically reflects the responsibilities and risks involved in being a director;
(h)	arrange for independent directors to hold regular in-camera sessions, at which non-independent directors and members of management are not in attendance; and
(i)	establish a minimum attendance expectation for directors in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each committee on which he or she sits.
XVII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics and will:

(a)	establish procedures for monitoring compliance with such code; and
(b)	approve any amendments and waivers of such code and ensure disclosure of any amendments and waivers, as required by applicable law or regulation.

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XVIII.	BOARD MEETINGS

The Board will meet as frequently as needed for the directors to diligently discharge their responsibilities. Notice of each meeting will be given to each member. The notice will:

(a)	be in writing (which may be communicated by fax or email);
(b)	be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and
(d)	be given at least forty-eight (48) hours preceding the time stipulated for the meeting, unless notice is waived by the Board members.

A quorum for a meeting of the Board is a majority of the members present in person or by telephone or such greater number of directors as the Board may from time to time determine.

The powers of the Board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. Resolutions in writing may be signed in counterparts.

If the Board Chair is not present at a meeting of the Board, the CEO will act as Chair. If the CEO is not present, a Chair will be selected from among the members present.

The Board may invite others to attend any part of any meeting as it deems appropriate. This includes members of management, any employee, the Company's legal counsel, external auditors and consultants.

In conjunction with each Board meeting, the independent directors will hold an in-camera session, at which non- independent directors and members of management are not in attendance.

Minutes will be kept of all meetings of the Board. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Company's records, and will be available for review by members of the Board and the external auditor.

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